January 21 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: John Reynolds, Assistant Director

Re:	Hythiam, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007 (“2007 Form 10-K”)

Filed March 17, 2008
Definitive Revised Proxy Statement on Schedule 14A
Filed June 3, 2008
Forms 10-Q for Fiscal Quarters Ended March 31, 2008 (March 31, 2008 10-Q), June 30, 2008 (June 30, 2008 10-Q) and September 30, 2008 (September 30, 2008 10-Q)

File No. 001-31932

Ladies and Gentlemen:

Reference is made to the letter received by Hythiam, Inc. (the “Company”) from Mr. Reynolds, Assistant Director of the Securities and Exchange Commission (the “Staff”), dated December 22, 2008 (the “Comment Letter”) relating to the Staff’s comments on the Form 10-K for Fiscal Year Ended December 31, 2007, Definitive Revised Proxy Statement on Schedule 14A filed June 3, 2008 and Forms 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008 and September 30, 2008. The Company’s responses to the Staff’s comments contained in the Comment Letter are set forth below. For the convenience of the Staff, each of the Staff’s comments has been duplicated below and is set forth in italics immediately prior to the corresponding response.

Form 10-K for Fiscal Year Ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Liquidity and Capital Resources, page 49

1.
We note your disclosure on page 51 that your cash operating expenditures average $2.5 million a month for the remainder of 2008. Cash Operating expenditures does not appear to be a GAAP measure, thus please include the required disclosure for non-GAAP measures under Item 10(e) of Regulation S-K.

RESPONSE: The disclosure on page 51 provides forward-looking information about expected cash to be paid to employees of and other suppliers of goods and services to our healthcare services segment – an amount that is consistent with GAAP (see FASB Statement 95, paragraph 27) and not a non-GAAP financial measure. The expected amount of cash to be paid to employees and suppliers is broken down into two elements that we consider meaningful: (1) payments for goods and services other than those used in research & development activities and (2) payments related to research & development activities. We consider this breakdown meaningful because payments related to research & development activities are more discretionary than the other payments. We believe that this breakdown is also consistent with paragraph 27 of Statement 95, which states, “Enterprises are encouraged to provide further breakdowns of operating cash receipts and payments that they consider meaningful and feasible. For example, a retailer or manufacturer might decide to further divide cash paid to employees and suppliers (category (d) above) into payments for costs of inventory and payments for selling, general, and administrative expenses.” Thus, we do not consider the term to be a non-GAAP measure. We included the disclosure to provide investors and readers of our financial statements with information that, when used in conjunction with the statements of cash flows, enables them to assess the impact of our streamlining and cost reduction efforts.

Report of Independent Registered Public Accounting firm F-2

2.
We note the reports of the independent registered public accounting firm are unsigned. Please amend to provide a signed accountants report and a signed attestation report on internal control over financial reporting in accordance with Item 302 of Regulation S-T.

RESPONSE: In its letter to the Company dated September 12, 2008, the Staff requested that we confirm that BDO Seidman, LLP signed the reports dated March 14, 2008, relating to the consolidated financial statements and the effectiveness of the Company’s internal control over financial reporting, which appear in the Annual Report on Form 10-K for the year ended December 31, 2007. In response, our external counsel confirmed, in a letter to the Staff dated September 19, 2008, that BDO Seidman, LLP signed the reports dated March 14, 2008 relating to the consolidated financial statements and the effectiveness of the Company’s internal control over financial reporting, which appear in the Annual Report on Form 10-K for the year ended December 31, 2007, and that the original signed reports are held in the Company’s files. Additionally, the Company would like to note that it did include signed reports in the 2007 Annual Reports that were distributed to investors as part of the Proxy solicitation materials and to prospective investors.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Goodwill, F-15

3.
We note that you recorded $10.8 million of goodwill in the acquisition of CompCare of which you have allocated approximately 95% of the acquired goodwill to the healthcare services segment while only 5% of goodwill is allocated to the segment which includes CompCare. Please disclose the methodologies you used to allocate goodwill to your reporting segments.

RESPONSE: $493,000 of the goodwill recorded in the CompCare acquisition represents the carryover of the minority interest in the goodwill already reflected on CompCare’s balance sheet at the time of the acquisition. The remainder (i.e., all of the goodwill arising from Hythiam’s acquisition of its controlling interest in CompCare) was assigned to Hythiam’s healthcare services segment. In accordance with paragraph 34 of FAS 142, we assigned goodwill to the reporting unit that is expected to benefit from the synergies of the combination. In the case of the CompCare acquisition, the primary purpose of the acquisition was to create synergies to facilitate the use of PROMETA treatment programs by managed care treatment providers and to provide access to an infrastructure for our planned disease management product offerings, which are part of the healthcare services segment. The Company’s believes that the creation of such synergies resulted in a significant increase in the overall market value of the healthcare services segment, but had no material impact in the market value of the behavioral health managed care services segment, where CompCare’s operations are included. Therefore, 100% of the goodwill arising from the acquisition was allocated to the healthcare services segment. The Company believes that this methodology is consistent with the objectives of the process of assigning goodwill to reporting units described in paragraph 35 of FAS 142.

We will expand the discussion of the methodologies we used to assign goodwill to our reporting segments in future filings.

4.
You state that your association with CompCare will create synergies and provide access to an infrastructure for your planned disease management product offerings. Please explain how the acquisition of CompCare will create synergies in your healthcare segment. Also, tell us what the fair value of the healthcare services segment was prior to and subsequent to the acquisition of CompCare using the guidance of paragraph 35 of SFAS 142.

RESPONSE: In a letter to Company dated August 8, 2007, the Staff asked the Company to explain why the amount allocated to goodwill was so significant in relation to the amounts allocated to intangible assets. In its response to the Staff, in a letter dated August 22, 2007, the Company stated:

“We believe our association with CompCare creates synergies to facilitate the use of PROMETA treatment programs by managed care treatment providers and to provide access to an infrastructure for our planned disease management product offerings. CompCare’s infrastructure is already in place to provide substance abuse/dependence disease management to accommodate nationwide third party reimbursement that we expect will be driven by positive outcomes from PROMETA pilots currently underway with managed care entities and various criminal justice systems. These statements were included in Part 1, Item 1. Business on page 4 of our 2006 Form 10-K where we discussed the key strategies and benefits expected from our association with CompCare. The first statement was repeated in Note 3 at the end of the second paragraph on page 13 in the March 31, 2007 Form 10Q”.

In addition in Part 1, Item 1, Business on page 6 of our 2007 Form 10-K, we discussed under ‘Disease Management’ that we utilize CompCare infrastructure to provide many disease management services, including credentialing, peer review, monitoring, case management, coaching services, quality assurance and other standard behavioral healthcare services. As discussed in above in the response to comment 3, the creation of such synergies resulted in a significant increase in the overall market value of the healthcare services segment, according to management’s estimates. The estimated increase in the fair value of our healthcare services reporting segment, resulting from the acquisition of CompCare, amounted to approximately $10.4 million, based on pre and post-acquisition fair value estimates of $55.1 million and $65.5 million, respectively.

Note 11. Share-based Compensation, F-27

5.
We note that you transferred 695,000 options related to a status change from employee to non-employee. However, we did not find any disclosure of how you accounted for these options. Please tell us how you considered paragraph 51 of SFAS 123(R) in determining the amount of expense to record in the period related to this modification.

RESPONSE: The 695,000 options relate to Hythiam employees that terminated during 2007, but were then retained as part-time consultants upon their resignation from the company.  Because the employees continued to provide services to Hythiam, their options continued to vest in accordance with the original terms. Due to the change in classification of the option awards, the unvested options were considered modified at the date of termination in accordance with SFAS 123 (R). The modifications were treated as exchanges of the original awards in return for the issuance of new awards. Of the 695,000 option awards that changed in classification, 345,666 were fully vested and 349,334 were unvested at the date of modification. At the date of termination, the unvested options were no longer accounted for as employee awards under SFAS 123(R) and were accounted for as new non-employee awards under EITF Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (EITF 96-18). The accounting for the portion of the total grants that had already vested and were previously expensed as employee awards was not changed. We recorded approximately

$28,000 of expense in 2007 associated with the modified unvested awards, based on the number of shares expected to vest, pursuant to the guidance in EITF 96-18.

6.
We note the statement on page 60. General Instruction G(3) to Form 10-K permits an issuer to incorporate Part III information into the Form 10-K from its definitive proxy material, if the definitive  proxy material is filed within 120 days after the end of the issuer’s fiscal year. We note that your definitive proxy statement was not filed within 120 days after the end of your fiscal year. Please amend your filing accordingly. Also, see Question 104.09 of the Compliance and Disclosure Interpretations for Exchange Act Form, which is available at http://www.sec.gov/divisions/corpfin/guidance/exhangeactforms-interps.htm.

RESPONSE: The Company filed a preliminary version of its proxy material on April 29, 2008, within the 120 days after the end of its fiscal year, that included the disclosure required in Items 10 through 14 of Form 10-K. We filed amendments to the proxy materials, including the definitive proxy statement on June 3, 2008, that principally served to amend the notification to shareholders of matters to be brought to a vote and to make other changes to our proxy soliciting materials, but did not affect the information disclosed in Items 10 through 14.

Form 10-Q for the Period Ended September 30, 2008

Notes to Condensed Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Policies

Goodwill and Other Intangible Assets, page 16

7.
We note that you recorded $10.5 million of goodwill related to the acquisition of CompCare as of December 31, 2007. You state that you evaluated $493,000 of goodwill related to CompCare for impairment with no exceptions as of September 30, 2008. We note on page 39 that under the current plan there is substantial doubt about CompCare’s ability to continue as a going concern. Tell us how you evaluated the remaining goodwill of $9.8 million in the healthcare services as of September 30, 2008. As part of you response, provide a reasonably detailed summary of the analysis. Identify, and explain the basis for, all significant assumptions used.

RESPONSE: Because the $9.8 million of goodwill is allocated to the healthcare services reporting segment, the Company tested goodwill for potential impairment based on the estimated fair value of that reporting unit. As we stated in ‘CRITICAL ACCOUNTING ESTIMATES’ on page 42, we evaluate goodwill for impairment annually, or on a more frequent basis if necessary, based on the estimated fair value of our healthcare services reportable segment. We also stated that in estimating the fair value, management considers both the income and market approaches to fair value determination. As part of the first step of the goodwill impairment test used to identify potential impairment, we compared the fair value of the healthcare services reporting unit with its carrying value, including the goodwill. The fair value of the healthcare services reporting unit was estimated using both the market and income approaches; however, more weight was placed on the market approach. Our estimate of the fair value under the market approach was based primarily on reference to transactions involving the company’s common stock and the quoted market prices of the company’s common stock, adjusted to exclude the estimated fair value of the Behavioral Health Managed Care reporting unit, and amounted to $67.0 million at September 30, 2008. Based on this analysis, the fair value of the healthcare services reporting unit exceeded its $25.3 million book value at September 30, 2008; therefore, the goodwill was not considered to be impaired at that date.

CompCare’s operations are included and reported in the behavioral health managed care services reporting segment and have no impact on the healthcare services reporting unit. Additionally, as we have noted in Management’s Discussion and Analysis Liquidity and Capital Resources on page 39, Hythiam is under no obligation to provide CompCare with any form of financial support.

Marketable Securities, page 14

8.
We note that you were unable to complete auctions for $11.5 million of auction-rate securities (ARS) and have recorded a temporary decline in the fair value of approximately $1.1 million. Further, we note that UBS has offered to purchase the ARS from you at par plus accrued but unpaid interest beginning on June 30, 2010 and ending June 30, 2012. Tell us the factors you considered in determining that you have the ability to hold these securities until June 30, 2010. It appears inconsistent when you consider footnote four, the loss of major contracts with Pennsylvania, Maryland and Indiana which represented approximately 62.5% of your revenues for the nine months ended September 30, 2008, you continue to generate net losses, negative operating cash flow, and have a working capital deficit.

RESPONSE: The ARS securities are owned by Hythiam (not CompCare) and included and reported within the assets of our healthcare services reporting segment. Therefore, we considered the financial condition, historical cash flows and projected cash flows of the healthcare services reporting segment in determining our ability and intent to hold these securities until June 30, 2010. At September 30, 2008, we projected future cash flows of the healthcare services operations, based on assumptions that we considered reasonable and other information available at the time, which were sufficient enough for us to conclude that we wouldn’t need to sell the ARS securities before June 30, 2010 in order to fund our operations. In addition, we have the ability to borrow against the value of our ARS portfolio in the form of a margin loan facility, collateralized by the ARS securities, that was made available to us by our investment advisor (UBS). The availability of this financing source will provide funding in addition to the cash flows that we expect to generate from our healthcare services operations.

CompCare’s operations are included and reported in the behavioral health managed care services reporting segment and have no impact on the healthcare services reporting unit. Additionally, as we have noted in Management’s Discussion and Analysis Liquidity and Capital Resources on page 39, Hythiam is under no obligation to provide CompCare with any form of financial support and does not currently anticipate making an additional cash investment in CompCare. Therefore, the loss of contracts within CompCare, or their financial condition in general, has no direct impact on the operations, cash flows or financial condition of our healthcare services reporting segment or its ability to hold the ARS until June 30, 2010.

Note 5. Debt Outstanding, page 21

9.
We note that you amended your senior secured note with Highbridge to extend the optional redemption date by one year and remove certain restrictions and granted additional redemption rights. Please disclose whether the amended debt instrument is considered to be “substantially different” as defined by EITF 96-19 and how you accounted for the costs incurred for the amendment and the costs of the original debt.

RESPONSE: The amended Highbridge debt was considered ‘substantially different’ from the original debt as defined in EITF 96-19 since the cash flow effect of the amended terms on a present value basis was in excess of 10 percent. The methodology that we used to calculate the present value of the cash flows for purposes of applying the 10 percent test was consistent with the guidance contained in EITF 96-19. Accordingly, we treated the amendment of the Highbridge debt as an extinguishment and recorded the new, amended debt at fair value, with the difference between the fair value of the amended debt and the carrying value of the original debt recognized as a debt extinguishment gain.

We issued an amended warrant to Highbridge, in exchange for the existing warrant issued in connection with the original debt, as consideration (a fee) to extend the optional redemption date. We accounted for the incremental fair value of the amended warrant as a debt extinguishment loss since the modification was accounted for in the same manner as a debt extinguishment, in accordance with EITF 96-19. The gain and loss on extinguishment of debt offset each other and netted to a zero gain or loss on extinguishment. Other costs incurred with third parties that were directly related to the amendment (principally legal fees) were not significant and were expensed as incurred. As we disclosed in Note 7 - Debt Outstanding, page F-24 in the 2007 Form 10-K, costs incurred for the original Highbridge debt were allocated to the warrant and senior secured note in accordance with the relative fair values assigned to those instruments.  The amount allocated to the note was deferred and amortized over the 18 month period between the date of issuance and Highbridge’s original call option date.  Thus it was fully amortized by the time the original note was extinguished.

10.
We note that as part of the amended senior secured note you also amended the existing warrant held by Highbridge for 285,185 shares of your common stock at $10.52 per share. You state that the amended warrant expires five years from the amended date and is exercisable for 1,300,000 shares of your common stock at $2.15 per share. Please explain if the original warrant is still outstanding and is being recorded as a liability in accordance with EITF 00-19. As a result of the modification, you state that you recorded approximately $1.8 million of incremental costs, fair value of the costs of the warrants as debt discount. Please advise why you recorded the changes in fair value of the warrants as debt discount and the guidance you relied upon. On page 33, we also note that you recorded $1.3 million gain to reclassify the warrants from additional paid-in capital, and the changes in fair value from the issuance date to June 30, 2008 which was recognized during the three months ended September 30, 2008. Tell us how this accounting complies with paragraph 10 of EITF 00-19.

RESPONSE: As discussed in the response to comment 9 above, the amended warrant was issued in exchange for the existing warrant issued in connection with the original debt as consideration to extend the debt’s optional redemption date, so the original warrant is no longer considered as outstanding. The original warrant was issued in the transaction in which the original Highbridge debt was issued and was recorded in additional paid-in capital along with a corresponding charge to debt discount, which was amortized to interest expense over the 18 month period between the date of issuance and Highbridge’s original call option date using the interest method, pursuant to APB 14. In preparing our financial statements for the quarter ended September 30, 2008 reporting date, we concluded that the equity treatment of the original warrant was not appropriate since the provisions of the warrant agreement included terms that could require the Company to settle the warrants in cash. As disclosed in Note 2 – Summary of Significant Accounting Policies, the classification of the original warrant was changed from additional-paid-in-capital, and the change in fair value from the issuance date to June 30, 2008 was recognized during the three months ended September 30, 2008, resulting in a $1.3 million non-operating gain. In deciding to record the error correction in the third quarter, the Company applied the guidance in SAB Topic 1N “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” in quantifying the effects of this adjustment. We evaluated these effects on the current and all prior reporting periods and concluded that the effects were not material to our financial statements. The Company assessed the effects of the adjustment as if the original warrant was accounted for as a liability and was revalued at each reporting date for all prior reporting periods from March 31, 2007 to June 30, 2008, pursuant to EITF 00-19. We revalued the warrant values using the Black-Scholes method, applying assumptions consistent with those used to value our other warrants and equity awards in our application of FAS 123R. In making this assessment, the Company considered and focused heavily on the qualitative aspects when determining materiality, such as the areas of emphasis that investors and potential investors are likely to place their focus – revenue growth and cash burn rates – not non-cash income resulting from writing down the values of our liabilities.

Our disclosure pertaining to the accounting treatment of the incremental fair value of the amended warrant under EITF 96-19 could be clearer and, perhaps, could better describe our actual accounting for such costs. As discussed in the response to comment 9 above, the incremental amount of fair value for the amended warrant compared to the fair value of the original warrant at the date of modification was accounted for as a debt extinguishment loss since the debt modification was accounted for in the same manner as a debt extinguishment, in accordance with EITF 96-19. This extinguishment loss was offset by the extinguishment gain recorded in conjunction with recording the new, amended debt at fair value and extinguishment of the original debt, resulting in a net zero amount of extinguishment gain/loss on extinguishment. The new, amended debt was recorded at fair value, and the difference between the principal amount and fair value of the debt, which amounted to approximately $1.8 million (the same amount as the incremental value of the amended warrants), was recorded as a discount to the note and is to be amortized as an adjustment to interest expense over the remaining term of the modified debt instrument using the interest method. We will enhance our disclosures going forward to provide more clarity regarding our accounting treatment of the debt modification.

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 37

11.
We note your disclosure on page 39 that you are under no obligation to provide CompCare with any form of financing, and do not currently anticipate making additional cash investment in CompCare and there is substantial doubt about CompCare’s ability to continue as a going concern. Please disclose the affect to your financial statements in the event CompCare is not able to continue as a going concern. Please indicate the course of action you have taken or propose to take to remedy any deficiencies.

RESPONSE: In the case that CompCare is not able to continue as a going concern, Hythiam would effectively abandon its investment and treat the action as a disposal of a business segment. Hythiam would write-off its controlling interest share in the net carrying value of CompCare’s assets and liabilities, resulting in an approximate net gain of $3.9 million, based on values at September 30, 2008. Any costs and expenses directly associated with the disposal would be included in the determination of such net gain. A net gain would result since CompCare’s liabilities exceed its assets by approximately the same amount at September 30, 2008. CompCare’s results of operations would be reported separately as ‘discontinued operations’ in the statement of operations, after results from ‘continuing operations’. A separate footnote disclosing the event would be included in the financial statements.

As we have stated on page 37, actions taken by CompCare to reduce its cash expenditures include reducing its usage of consultants and temporary employees, eliminated certain permanent staffing positions, implemented a 10% salary reduction for employees at the vice president level and above and has reduced outside directors fees by 10%. CompCare has also requested rate increases from several of its existing clients. If CompCare is unsuccessful, it will need to raise additional equity capital or seek additional debt financing to fund the claims run-out from its contracts. In addition, as we stated on page 39, CompCare’s board of directors’ special committee, currently comprised solely of independent directors, together with professional advisors, has been evaluating and pursuing available strategic alternatives for enhancing stockholder value, including a possible sale of CompCare.

Critical Accounting Estimates, page 40

Accrued Claims Payable and Claims Expense, page 41

12.
We note that your accrued claims payable is $6.4 million at September 30, 2008 and has increased from $5.4 million since December 31, 2007. Please disclose your obligations to pay these claims if CompCare is unable to pay these claims.

RESPONSE: Hythiam is under no obligation to pay the accrued claims payable of CompCare. Our controlling interest in CompCare requires that its operations be included in our consolidated financial statements. However, we have not guaranteed, either in express or implied fashion, the payment of any CompCare liabilities.

Other Exchange Act Report

13.	Please revise your other Exchange Act reports, as necessary, to comply with our comments above. .

RESPONSE: Considering the responses made above, we believe there are no Exchange Act reports that require revision.

Definitive Revised Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 14

14.
In future filings, please clarify what the Company’s performance objectives are for the payment of incentive awards to the named executive officers. We note that you indicate that the amount of any bonus is discretionary. To the extent that you have targets to be achieved for your named executive officers to earn their incentive awards, please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In addition, we note that part of this compensation is based upon qualitative performance factors, in particular the individual objectives. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b) (2) (v). To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the Company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

RESPONSE: The Company will provide the clarifications and additional disclosure requested in future proxy statement filings.

Forms 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008 and September 30, 2008

15.
We note that you deleted the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d) of the certifications required by Exchange Act Rule 13a-14(a). In future filings, please comply fully with Item 601(b) (31) (i) of Regulation S-K.

RESPONSE: The Company will fully comply with Item 601(b) (31) (i) of Regulation S-K. in the certifications required by Exchange Act Rule 13a-14(a) in future filings.

Company Acknowledgement

Pursuant to the Staff’s request, we hereby acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions or comments regarding the foregoing or requires additional information, please contact the undersigned at (310) 444-4338. Facsimile transmissions may also be sent to the undersigned at the same number.

Very truly yours,

/s/ Maurice Hebert

Maurice Hebert
Chief Financial Officer

cc:  John C. Kirkland, Esq.